Exhibit 21.1
LIST OF SUBSIDIARIES OF REDAPTIVE, INC.

SUBSIDIARY	JURISDICTION OF INCORPORATION OR ORGANIZATION
Redaptive Financial, LLC	Delaware
Redaptive Master Services, LLC	Delaware
Redaptive Capital I, LLC	Delaware
Redaptive Sustainability Services, LLC	Delaware
International Electron, LLC	Delaware
Redaptive PACE I, LLC	Delaware
Redaptive EMEIA SL	Spain
Redaptive Services Deutschland GmbH	Germany
Redaptive Services Private Limited	India
Redaptive Sustainability Services Canada ULC	Canada